Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

July 28, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) File Nos. 333-215588 and 811-23226 Spear Alpha ETF (the “Fund”)

Dear Mr. Sutcliffe:

This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 26, 2021, with respect to Post-Effective Amendment No. 99 to the Trust’s Registration Statement on Form N-1A filed May 17, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.Please indicate whether the Fund will take any temporary defensive positions and, if so, include such disclosure in the Fund’s Prospectus.

Response:     The Trust confirms that, under certain conditions, the Fund may implement temporary defensive positions. As such, the Fund has included the following in its Item 9 disclosure:

“Temporary Defensive Positions
To respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents, or other high quality short-term investments. Temporary defensive investments generally may include short-term U.S. government securities, commercial paper, bank obligations, repurchase agreements, money market fund shares, other money market instruments, and ETFs that invest in the foregoing instruments. The Adviser also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the Fund may be unable to achieve its investment objective."

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 336-9563 or alia.vasquez@usbank.com.
Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez
Assistant Secretary
Listed Funds Trust